July 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ventas, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-10989

Dear Mr. Gordon:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 15, 2013 from you to Richard A. Schweinhart, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below the Staff’s comment in italics, immediately followed by our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 19, 2013

2012 Acquisitions, page 99

1.              With respect to your 2012 acquisitions, please tell us why you have not disclosed the information required by ASC 805-10-50-2h.

We considered the requirements set forth in ASC 805-10-50-2h and evaluated the impact of the Company’s 2012 acquisitions, individually and in the aggregate, on the Company’s consolidated earnings (income from continuing operations attributable to common stockholders) for the year ended December 31, 2012.  For purposes of this evaluation, we determined materiality using guidance from several authoritative sources, including SEC Staff Accounting Bulletin: 99 — Materiality and Financial Accounting Standards Board, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information.

During 2012, the Company made 13 acquisitions, of which Cogdell Spencer, Inc. (“Cogdell”) was the largest.  Subsequent to their respective acquisition dates, Cogdell incurred a loss of (1.5%) and the Company’s other 2012 acquisitions, in aggregate, generated earnings equal to 1.1% of the Company’s consolidated earnings for the year ended December 31, 2012.

On a pro forma basis for the year ended December 31, 2012, Cogdell incurred a loss of (1.9%) and the Company’s other 2012 acquisitions, in aggregate, had earnings equal to 2.9% of the Company’s consolidated earnings.  On a pro forma basis for the year ended December 31, 2011, Cogdell incurred a loss of (1.4%) and the Company’s other 2012 acquisitions, in aggregate, had earnings equal to 2.1% of the Company’s consolidated earnings.

Based on our evaluation, we concluded that the Company’s 2012 acquisitions, both individually and in the aggregate, were not material to the Company’s 2012 consolidated financial statements and did not require supplemental disclosures pursuant to ASC 805-10-50-2h.

* * *

We hope that the foregoing has been responsive to the Staff’s comment.  The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing response to your July 15, 2013 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,
Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer and General
Counsel of Ventas, Inc.